Mail Stop 3561

June 27, 2006

Robert B. Catell
Chairman and Chief Executive Officer
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201

     Re: KeySpan Corporation
             Amendment No. 1 to Schedule 14A
             Filed June 15, 2006
             File No. 1-14161

Dear Mr. Catell:

     We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 4

Regulatory Approvals, page 7

1. We note your response to comment 7 of our letter dated May 26, 2006. Please revise to clarify the last sentence and describe the third party approvals that may impact the consummation of the merger. Please also specifically address whether the consent or approval from the Long Island Power Authority may impact the consummation of the merger.

Legal Proceedings, page 17

2. We note your response to comment 10 of our letter dated May 26, 2006. Please revise to clarify your relationship with Roy Kay.

The Merger, page 19

Background of the Merger, page 19

3. We note your response to comment 11 of our letter dated May 26, 2006. Further, we note that on December 14, 2005, the board discussed the recent negotiations with LIPA. Please revise to describe the substance of these negotiations.

4. We note that you were approached by other parties in January 2006. Please briefly describe the other parties and their proposals and how the proposals provided less certainty and economic value.

Reasons for the Merger and Recommendations…, page 25

5. We note your response to comment 14 of our letter dated May 26, 2006; however, we reissue our previous comment. For example, please describe what it was about your recent operating results, financial condition, earnings and prospects for development that supported your decision to approve the merger, and how the sale offered more value to shareholders.

The Merger Agreement, page 44

6. We note your response to comment 21 of our letter dated May 26, 2006. Please provide us with a copy of Schedule 3.1(w) for our review. We may have further comment.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mario Ponce, Esq.
       Simpson Thacher & Bartlett LLP
       Fax: (212) 455-2502